thinkSMALL

"For the past three years, the best-performing small-company funds -- which generally invest in stocks with market values of $2 billion or less -- are those managing smaller pools of money, according to research firm Morningstar Inc. Funds with billions of dollars under management tended toward more middle-of-the-road performance."

The Wall Street Journal, 1/19/2007

Visit www.funds.paradigmcapital.com to request details or a selling agreement

(and receive a free reprint of the Wall Street Journal article referenced above).

Contact Gordon Sacks, Vice President at 518-431-3261 or gsacks@paradigmcapital.com

Consider the investment objectives, risks, charges, and expenses of each Paradigm Fund carefully before investing. The prospectus and the statement of additional in formation contain this and other information about the Funds and are available by calling 800-239-0732. Please read the prospectus and statement of additional information carefully before investing.

★ ★ ★ ★ ★

Paradigm Value Fund (PVFAX) $116 million in assets
Five-star Small-Cap Value fund.
Lipper Leader for Performance and Consistency 9/30/07

★ ★ ★ ★

Paradigm Select Fund (PFSLX) $11 million in assets
Four-star SMid-Cap Value fund

Assets as of 12/31/07

- Significant capacity
- Strong performance history & investment process
- Designed for fee-based advisors: No load, no 12b-1
- Available through Pershing, Schwab, Fidelity, AIG, and other platforms

Paradigm
Capital Management, Inc.